Exhibit 9

CONFIDENTIAL

September 8, 2009

Antonio M. Perez

Chairman and Chief Executive Officer

Eastman Kodak Company

343 State Street

Rochester, New York 14650

Dear Mr. Perez,

As you know, Kohlberg Kravis Roberts & Co. L.P. and KKR Capital Markets LLC (together with their affiliates, “KKR”) continue to dedicate a significant amount of their own time, as well as third-party financial and professional resources, in pursuing an opportunity to invest (the “Potential Investment”; references in this letter to the Potential Investment include the Secured Debt Investment referred to below) in Eastman Kodak Company (“Kodak”).  In particular, KKR is considering purchasing at least $300 million and up to $400 million of second lien secured debt of the Company (the “Secured Debt Investment”).  This letter is intended to memorialize our understanding with respect to (i) Kodak’s agreement to reimburse KKR for certain expenses incurred in connection with its consideration of the Potential Investment and (ii) certain fees to be paid to KKR in connection with the Secured Debt Investment.

In consideration of the significant time and resources that have been and will be expended by KKR in connection with the Potential Investment, Kodak hereby agrees that, on the earlier of (i) the closing of the Potential Investment and (ii) the second business day following the date on which either Kodak or KKR delivers written notice to the other that it no longer wishes to pursue the Potential Investment, Kodak will reimburse the reasonable out-of-pocket documented expenses of KKR, inclusive of the reasonable fees and expenses of KKR’s advisors, accountants and counsel incurred in connection with the due diligence, evaluation, negotiation and documentation, and, to the extent applicable, closing, of the Potential Investment, whether such expenses have been incurred prior to, on, or following the date of this letter.  The aggregate amounts of such fees and expenses are currently estimated to be $2.5 million through closing of the Potential Investment.

Upon the earlier of (A) the date Kodak delivers written notice to KKR that it no longer wishes to pursue the Potential Investment or (B) December 31, 2009, Kodak agrees to pay KKR the following fees: (i) if KKR has previously delivered written notice to Kodak that KKR has arranged for the funds necessary to make the Secured Debt Investment and is willing to do so on terms that have at that time substantially and in all material respects been agreed to between KKR and Kodak, $6 million; and (ii) if KKR has previously delivered a binding commitment to Kodak with respect to the Secured Debt Investment on terms satisfactory to Kodak or Kodak has made a public announcement identifying KKR as having committed to make such investment, $12 million (or $6 million if the amount referred to in the immediately preceding clause (i) is also payable, such that the maximum amount payable pursuant to this paragraph is $12 million).  KKR will determine in its discretion the allocation of the above fee among its affiliated entities.  The obligation to pay the fees set forth in this paragraph shall terminate on the earlier of the closing of the Secured Debt Investment and December 31, 2009, unless the fees have become payable prior to such date.

Kodak shall remit such expenses and fees by wire transfer of immediately available funds to an account designated by KKR.  For the avoidance of doubt, any expense reimbursement made by Kodak shall not be applied to or deducted from the fee described in the above paragraph or any other amounts payable to KKR in connection with the consummation of the Potential Investment.

Other than the terms expressly set forth in this letter, which are binding on the parties hereto, nothing in this letter is intended or shall be deemed to, or shall, form an enforceable contract or agreement, or shall otherwise create any legal rights or obligations, with respect to the matters discussed herein, including the Potential Investment, and the parties shall be bound only upon execution and delivery by KKR and Kodak of one or more definitive agreements in connection with the Potential Investment.  This letter shall be governed by and construed in accordance with the laws of the state of New York, without giving effect to any conflict of law principal that would cause the application of the laws of any other jurisdiction.  This letter constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior or contemporaneous negotiations, understandings or agreements with respect thereto.  This letter may be executed in counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.  The delivery of facsimile signatures to this letter will have the same force and effect as delivery of original signatures.

*  *  *  *  *

(Signature page follows)

If the foregoing is acceptable, please so indicate by executing a counterpart of this letter below and returning it to the undersigned.  We appreciate the time you and your team have spent educating us with respect to Kodak’s current business and future plans and we are excited about continuing to work with you and the rest of the Kodak team.

Very truly yours,

KOHLBERG KRAVIS ROBERTS & CO. L.P.
By: KKR & Co. L.L.C., its general partner

By:	/s/ Adam H. Clammer
Name: Adam H. Clammer
Title: Member

KKR CAPITAL MARKETS LLC

By:	/s/ Craig Farr
Name: Craig Farr
Title: CEO

Accepted and agreed as of the 11th day of September, 2009:

EASTMAN KODAK COMPANY

By:	/s/ Antonio M. Perez
Name: Antonio M. Perez
Title: CEO